GASTAR EXPLORATION INC.

1331 Lamar Street, Suite 650

Houston, Texas 77010

May 22, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Gastar Exploration Inc.
Registration Statement on Form S-3
Filed April 6, 2017
File No. 333-217168

Ladies and Gentlemen:

Set forth below are the responses of Gastar Exploration Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 27, 2017, with respect to the Registration Statement on Form S-3, File No. 333-217168, initially submitted with the Commission on April 6, 2017.

Concurrently with the submission of this letter, we are filing through EDGAR our Registration Statement on Form S-3 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

General

1. We note that you are registering the guarantee of your debt securities by Northwest Properties Ventures LLC. Please revise your registration statement to include Northwest Properties Ventures LLC as a co-registrant on the registration statement cover-page and have Northwest Properties Ventures LLC sign the registration statement. Refer to General Instruction I.C. to Form S-3 and the note thereto. In addition, please ensure that Northwest Properties Ventures LLC has properly filed the registration statement on EDGAR with its own separate CIK number.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the Registration Statement to remove Northwest Properties Ventures LLC as a co-registrant and guarantor and have correspondingly revised the section titled “Description of Debt Securities” to reflect that no Debt Securities issued under this Registration Statement will be issued with subsidiary guarantees.

Exhibit 5.1

2. We note counsel’s opinion is “limited to the laws of the State of New York and the DGCL.” However, Northwest Properties Ventures LLC is incorporated in the State of Oklahoma. Please provide a legal opinion that covers the laws of the State of Oklahoma. For each guarantee, counsel must provide an opinion that such guarantee is the guarantor’s binding obligation. For guidance, see Section II.B.1.e. of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011), available at https://www.sec.gov/interps/ legal/cfslb19.htm.

RESPONSE: We respectfully acknowledge the Staff’s comment and advise the Staff that we have revised the Registration Statement to remove Northwest Properties Ventures LLC as a co-registrant and guarantor. As a consequence, we have filed a revised opinion of counsel as Exhibit 5.1 removing references to any subsidiary guarantor as a co-registrant.

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The revisions set forth in this amendment removing the subsidiary guarantees as registered securities and removing the subsidiary as a co-registrant have rendered the prior comments of the Staff moot. Accordingly, the Company respectfully requests the Staff’s prompt consideration of this submission so that the Company may submit a request for acceleration at its earliest date.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,

GASTAR EXPLORATION INC.

By:	/s/ J. Russell Porter
Name:	J. Russell Porter
Title:	Chief Executive Officer

Enclosures

cc:	J. Russell Porter (Chief Executive Officer, Gastar Exploration Inc.)
James M. Prince, Vinson & Elkins L.L.P.